UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Explanatory note

On April 26, 2024, Deutsche Bank AG released an ad hoc release stating the following:

Deutsche Bank updates on Postbank takeover litigation matter

In a hearing on April 26, 2024, the Higher Regional Court of Cologne assessed the claims of certain former Postbank shareholders that a higher offer price in connection with Deutsche Bank’s voluntary takeover offer of October 7, 2010, should have been paid. During the hearing, the Court indicated that it may find elements of these claims valid in a later ruling.

While Deutsche Bank continues to disagree strongly with this assessment, the court’s statements will impact Deutsche Bank’s estimation of the probability of a future outflow, resulting in a legal provision in the second quarter of 2024. This provision will impact Deutsche Bank’s second quarter and full-year profitability and capital ratios. The estimate of the full amount of all claims, including cumulative interest, is approximately 1.3 billion euros.

On a pro forma basis as of March 31, 2024, the impact of the full provision on the bank’s Common Equity Tier 1 (CET1) ratio is estimated to be approximately 20 basis points, with a resulting pro-forma CET1 ratio of 13.25%. On the same basis, the Leverage Ratio would be 4.42% as of March 31, 2024.

Given the complexity of the legal issues and recency of the court’s statements, Deutsche Bank’s management will continue its analysis of the legal arguments and the potential financial statement impact. Generally, management does not expect a significant impact on the bank’s strategic plans or financial targets.

This Report on Form 6-K is hereby incorporated by reference into Deutsche Bank AG’s Registration Statements Nos. 333-258403 and 333-278331 filed with the U.S. Securities and Exchange Commission.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2023 Annual Report on Form 20-F filed with the SEC on March 14, 2024, in the section entitled “Risk Factors” on pages 11 through 41. Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This document and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of its non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure

Pre-provision profit	Profit (loss) before tax

Profit (loss) attributable to Deutsche Bank shareholders for the segments, Profit (loss) attributable to Deutsche Bank shareholders and additional equity components for the segments	Profit (loss)

Revenues excluding specific items, Revenues on a currency-adjusted basis	Net revenues

Adjusted costs, Costs on a currency-adjusted basis, Nonoperating costs	Noninterest expenses

Net assets (adjusted)	Total assets

Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)

Post-tax return on average shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon), Post-tax return on average tangible shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon)	Post-tax return on total shareholders’ equity

Book value per basic share outstanding, Tangible book value per basic share outstanding	Book value per share outstanding

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to (i) the section “Non-GAAP financial measures” of Exhibit 99.1 to our Report on Form 6-K dated April 25, 2024 and (ii) the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures” on pages 550 through 558 of our 2022 Annual Report on Form 20-F.

When used with respect to future periods, non-GAAP financial measures we use are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: April 26, 2024

By:	/s/ Andrea Schriber
Name:	Andrea Schriber
Title:	Managing Director

By:	/s/ Joseph C. Kopec
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel

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